UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SMG Industries Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

James E. Frye

4090 N. Hwy US 79

Palestine, TX 75801

903.723.0253

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Frye
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,097,526
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 23,097,526
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,097,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on 268,054,820 shares of the Issuer’s common stock outstanding as of August 14, 2023.

CUSIP No. 78454K102	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Industries Inc. (the “Issuer”). The Issuer’s principal executive office is located at 20475 State Highway 249, Suite 450, Houston, Texas 77070.

Item 2. Identity and Background.

(a)	This statement is filed by James E. Frye (“Frye”).

(b)	The address for Frye is 4090 N. Hwy US 79, Palestine, Texas 75801.

(c)	Frye is the President of the 5J Transportation Group and a director of the Issuer.

(d)	During the last five years, Frye has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Frye has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Frye is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The funds used to acquire shares of the Issuer’s Common Stock and convertible notes of the Issuer were Frye’s personal funds.

On or about July 7, 2023, the Issuer entered into Notices to Convert Promissory Note(s) with holders of certain convertible and non-convertible promissory notes (the “Notes”) issued by the Issuer, as further described in the Issuer’s Information Statement, included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2023. Upon the conversion of approximately $3.8 million of principal and accrued, unpaid interest due on the Notes and other payables held by or owed to Frye on July 7, 2023, the Issuer issued 20,713,012 shares of Common Stock to Frye, at a conversion price of $0.25 per share for non-convertible promissory notes and at a conversion price of $0.10 per share for the convertible promissory notes, based upon the underlying conversion price of such debt.

Additional information regarding this and related transactions is disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2023.

Item 4. Purpose of Transaction.

The securities purchased by Frye are for investment purposes. In addition, the response in Item 3 is incorporated by reference.

CUSIP No. 78454K102	13D	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer.

(a)

Frye, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of himself, is deemed to be the beneficial owner of 23,097,526 shares of Common Stock of the Issuer, which represents 8.6% of the Issuer’s issued and outstanding shares of Common Stock, based on 268,054,820 shares of the Issuer’s Common Stock issued and outstanding as of August 14, 2023.

(b)	Number of Shares as to which Frye has:

(i)	Sole power to vote or to direct the vote

Frye has sole voting power with respect to 23,097,526 shares of the Issuer’s Common Stock;

(ii)	Shared power to vote or direct the vote

Frye has shared voting power with respect to zero shares of the Issuer’s Common Stock;

(iii)	Sole power to dispose or to direct the disposition of

Frye has the sole power to dispose or direct the disposition of 23,097,526 shares of the Issuer’s Common Stock; and

(iv)	Shared power to dispose or to direct the disposition of

Frye has shared power to dispose or direct the disposition of zero shares of the Issuer’s Common Stock.

(c) The response in Item 3 is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response in Item 3 is incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Notice to Convert Promissory Note(s) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES E. FRYE

/s/ James E. Frye James E. Frye

September 5, 2023